Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

June 24, 2010

Item 3.	News Release

The Company’s news release dated June 24, 2010, was disseminated by Marketwire, Incorporated on June 24, 2010.

Item 4.	Summary of Material Change

The Company announced an update on Petaquilla Infrastructure Ltd.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Chairman of the Board of Directors of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated June 24, 2010

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Chairman of the Board of Directors

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Richard Fifer
Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Update on Petaquilla Infrastructure Ltd.

Vancouver, BC – June 24, 2010: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced an update on Petaquilla Infrastructure Ltd.

Petaquilla Infrastructure Ltd. has changed its name to Panamanian Development and Infrastructure Ltd. (“PDI”) and is in the process of completing an initial round of seed capital, to which Petaquilla has subscribed for a 47.78% interest in PDI. Richard Fifer, as Chairman, David Kaplan, Joao Manuel, Pedro Pablo Permuy and Jorge Silen have been appointed to the Board of Directors of PDI. Further, in order to develop the infrastructure business, PDI’s Board of Directors have appointed a management team consisting of Rodrigo Esquivel as President, Joao Manuel as Chief Executive Officer, and Antonio Renom as Chief Operating Officer. Messrs. Esquivel, Manuel and Renom, who together bring experience in management, infrastructure development, financing and law, will oversee the daily operations of PDI.

In a subsequent step yet to be completed, Petaquilla plans to further capitalize PDI through the contribution of infrastructure assets (heavy equipment used during construction of the Molejon gold plant but no longer required for the gold production operation), which will increase its equity percentage in PDI. PDI will then seek financing of $2 million through a private placement to address the funding requirements of PDI’s projects.

PDI has identified numerous business opportunities in Panama, including the development of mini hydro (run of river) plants, transmission lines, road and bridge building, and the manufacturing of construction materials, such as high strength construction bricks. Once the business has been established and gained a foothold in the construction market, Petaquilla intends to present a Plan of Arrangement, or some other tax favourable mechanism, for approval by the Toronto Stock Exchange and Petaquilla’s shareholders. The exchange ratio for the proposed future spin-out, as previously announced, will be one (1) share of PDI for every four (4) shares of Petaquilla.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Chairman of the Board of Directors

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.